SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3
                                     TO
                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934

                      PEEKSKILL FINANCIAL CORPORATION
                              (Name of Issuer)

                        Common Stock, Par Value $.01
                       (Title of Class of Securities)

                                  705385102
                               (CUSIP Number)

                               Simeon Brinberg
                             60 Cutter Mill Road
                         Great Neck, New York 11021
                               (516) 466-3100
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              January 13, 1999
                       (Date of Event Which Requires
                         Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ( )



 CUSIP No. 705385102       13D

 1  NAME OF REPORTING PERSONS
    Gould Investors L.P.

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-2763164

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    WC

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                             ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

 NUMBER OF                     7     SOLE VOTING POWER        264,000

 SHARES                        8     SHARED VOTING POWER      -0-

 BENEFICIALLY                  9     SOLE DISPOSITIVE POWER   264,000

 OWNED BY                     10     SHARED DISPOSITIVE POWER -0-

 EACH

 REPORTING

 PERSON WITH

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    264,000

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                             ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.29%

 14 TYPE OF REPORTING PERSON
    PN



 1  NAME OF REPORTING PERSONS
    GIT Pension Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-3009470

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (x)
                                                      (b) ( )
 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

    TO ITEM 2(d) or 2(e)                              ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

 NUMBER OF               7     SOLE VOTING POWER          2,500

 SHARES                  8     SHARED VOTING POWER        -0-

 BENEFICIALLY            9     SOLE DISPOSITIVE POWER     2,500

 OWNED BY               10     SHARED DISPOSITIVE POWER   -0-

 EACH

 REPORTING

 PERSON WITH

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                          ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%

 14 TYPE OF REPORTING PERSON
    EP



 1  NAME OF REPORTING PERSONS
    BRT Pension Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-3009466

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                 ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

 NUMBER OF                7      SOLE VOTING POWER         2,500

 SHARES                   8      SHARED VOTING POWER       -0-

 BENEFICIALLY             9      SOLE DISPOSITIVE POWER    2,500

 OWNED BY                10      SHARED DISPOSITIVE POWER  -0-

 EACH

 REPORTING

 PERSON WITH

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%

 14 TYPE OF REPORTING PERSON
    EP



 1  NAME OF REPORTING PERSONS
    REIT Management Corp. Pension Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-3010579

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )

 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                           ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

 NUMBER OF               7     SOLE VOTING POWER         2,500

 SHARES                  8     SHARED VOTING POWER       -0-

 BENEFICIALLY            9     SOLE DISPOSITIVE POWER    2,500

 OWNED BY               10     SHARED DISPOSITIVE POWER  -0-

 EACH

 REPORTING

 PERSON WITH

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%

 14 TYPE OF REPORTING PERSON
    EP



 1  NAME OF REPORTING PERSONS
    REIT Management Corp. Profit Sharing Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #11-6382361

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )
 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                 ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

 NUMBER OF               7    SOLE VOTING POWER           2,500

 SHARES                  8    SHARED VOTING POWER         -0-

 BENEFICIALLY            9    SOLE DISPOSITIVE POWER      2,500

 OWNED BY               10    SHARED DISPOSITIVE POWER    -0-

 EACH

 REPORTING

 PERSON WITH

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,500

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Less than 1%

 14 TYPE OF REPORTING PERSON
    EP



 1  NAME OF REPORTING PERSONS
    BRT Realty Trust

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: #13-2755856

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (x)
                                                     (b) ( )
 3  SEC USE ONLY

 4  SOURCE OF FUNDS
    OO

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                             ( )

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
    Massachusetts

 NUMBER OF               7     SOLE VOTING POWER         -0-

 SHARES                  8     SHARED VOTING POWER       -0-

 BENEFICIALLY            9     SOLE DISPOSITIVE POWER    -0-

 OWNED BY               10     SHARED DISPOSITIVE POWER  -0-

 EACH

 REPORTING

 PERSON WITH

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    -0-

 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                         ( )

 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0%

 14 TYPE OF REPORTING PERSON
    OO



 This Amendment amends and supplements the Statement on Schedule 13D filed on June 5, 1998 relating to the common stock, $.01 par value (the "Common Stock"), of Peekskill Financial Corporation, a Delaware corporation (the "Company").


 ITEM 4. PURPOSE OF THE TRANSACTION.

 Item 4 is hereby amended as follows:

    On January 13, 1999, BRT delivered the letter attached hereto as
 Exhibit 2 and incorporated herein by reference in its entirety (the "Letter") to the Company. In the Letter, BRT requested that the Board of Directors of the Company meet with BRT to discuss its January 5, 1999 offer to acquire by merger all of the outstanding shares of the Company for $17.25 per share, in cash. BRT also indicated in the Letter its willingness to increase the value of its offer if the Company enters into such discussions.

    Except as set forth in this Item 4, neither BRT nor, to the best of BRT's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 Item 7 is hereby amended to add the following exhibit:

         Exhibit 2 - Letter dated January 13, 1999 from BRT to the Company.



                                 SIGNATURE


    After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:  January 13, 1999

                                GOULD INVESTORS L.P.
                                BY GEORGETOWN PARTNERS, INC.
                                MANAGING GENERAL PARTNER

                                By: /s/ Simeon Brinberg
                                   -------------------------
                                Name:  Simeon Brinberg
                                Title: Senior Vice President


   REIT MANAGEMENT CORP.        GIT PENSION TRUST
   PENSION TRUST

   By: /s/ Simeon Brinberg       By: /s/ Simeon Brinberg
      --------------------          ---------------------
   Name:  Simeon Brinberg        Name:  Simeon Brinberg
   Title: Trustee                Title: Trustee


   REIT MANAGEMENT CORP.         BRT PENSION TRUST
   PROFIT SHARING TRUST

   By: /s/ Simeon Brinberg       By: /s/ Simeon Brinberg
      --------------------          ---------------------
   Name:  Simeon Brinberg        Name:  Simeon Brinberg
   Title: Trustee                Title: Trustee


   BRT REALTY TRUST

   By: /s/ Jeffrey A. Gould
      ----------------------
   Name:  Jeffrey A. Gould
   Title: President